   March 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re: Universal Insurance Holdings, Inc.
Item 4.02 Form 8-K, Filed February 23, 2011
File No. 001-33251
Comment Letter Dated February 28, 2011

Dear Ms. Akins:

This is to confirm your telephone conversation with Anand D. Nair, Esq. on March 4, 2011 regarding our intention to file a full response to the Comment Letter dated February 28, 2011 on or before March 21, 2011. As explained on the call, we are reviewing the comments carefully and are in the process of gathering information and formulating complete responses in conjunction with our auditors. Moreover, we are in the process of preparing our annual report on Form 10-K which also requires our attention and resources.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me at (954) 958-1226.

Very truly yours,

/s/ George R. De Heer

George R. De Heer Chief Financial Officer